UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C.

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13-a16 OR 15-d16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of

June 2002

TOTAL FINA ELF S.A.
(Translation of registrant’s name into English)

2, place de la Coupole
92078 Paris La Défense Cedex
France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.

Form 20-F      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.

Yes      No

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-s(b) : 82-______.)

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOTAL FINA ELF S.A.

Date : July 10th, 2002	By :	/s/ Charles Paris de Bollardière

Name : Charles PARIS de BOLLARDIERE
Title : Treasurer

EXHIBIT INDEX

EXHIBIT 99.1 :	TotalFinaElf redeploys its French Service Station Network to better serve customers (June 7, 2002)

EXHIBIT 99.2 :	Gas discovery in the UK North Sea (June 10, 2002)

EXHIBIT 99.3 :	Qatar : Extension of the development of the Al Khalij field (June 12, 2002)

EXHIBIT 99.4 :	TotalFinaElf joins the BTC Pipeline Project Sponsor Group (June 12, 2002)

EXHIBIT 99.5 :	Atofina enters into a new development phase in its petrochemicals operations in Qatar (June 13, 2002)

EXHIBIT 99.6 :	TotalFinaElf pursues its strategy to modernise its Normandy Refinery € 120 M to be invested during September 2002 Main Shutdown (July 2, 2002)

EXHIBIT 99.7 :	TotalFinaElf obtains new exploration permit in Algeria (July 3, 2002)

EXHIBIT 99.8 :	Norway: TotalFinaElf receives development approval for the Skirne and Byggve fields (July 5, 2002 )

EXHIBIT 99.9 :	Notice of Repurchase of Ordinary shares of TotalFinaElf (July 8, 2002)

EXHIBIT 99.1

2, place de la Coupole La Défense 6 92 400 Courbevoie France Fax : 33 (1) 47 44 68 21	FOR IMMEDIATE RELEASE

Catherine ENCK Tel. 33 (1) 47 44 37 76 Thomas FELL Tel. : 33 (1) 47 44 47 57	TotalFinaElf Redeploys Its French Service Station Network to Better Serve Customers

Sophie LE CONG NEN-ALIOT
Tel. : 33 (1) 47 44 48 00

Patricia MARIE
Tel. 33 (1) 47 44 45 90

Christine MELVILLE
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49

Thomas SAUNDERS
Tel. : 33 (1) 47 44 42 30

Laurence FRANCISCO
Tel. : 33 (1) 47 44 51 04

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

TOTAL FINA ELF S.A.
Capital 7 087 201 730 euros
542 051 180 R.C.S. Nanterre

www.totalfinaelf.com	Paris — June 7, 2002 — TotalFinaElf, Europe’s leading refiner and marketer of petroleum products, is redesigning the retail offering in its French service station network to better meet the expectations of consumers and business customers. The Group’s Total and Elf service station chains will each deliver a specific, clearly differentiated motor fuel distribution offering.

The Total-branded network will provide extensive national coverage with 4,000 retail outlets. It will offer a broader range of quality services including carwashes, fast food and partnerships with leading food brands, as well as wider diversification with the Bonjour shops. The Group plans to strengthen the high quality standards in areas such as reception and cleanness and the customer loyalty programs such as Club Total that have supported the brand’s success. Under the Total banner, TotalFinaElf will also continue to develop its multi-purpose cards (GR Actys), which help customers manage their fleets, and related services.

The new Elf stations, with an updated design, will offer quality Elf fuels at prices competitive with superstores, as well as pared-down services. The 300 urban and suburban outlets will be designed for high throughput and will allow customers to fill their tanks quickly and easily.

The new Elf stations will be deployed in the second half of 2002, with the entire network transformed by end-2003. The budget for the wide-ranging program is approximately € 60 million.

TotalFinaElf serves more than a million customers a day in its French service station network. The Group’s retail outlets will continue to market Elf- and Total-branded lubricants, which enjoy strong, complementary brand identities.

EXHIBIT 99.2

2, place de la Coupole La Défense 6 92 400 Courbevoie France Fax : 33 (1) 47 44 68 21	FOR IMMEDIATE RELEASE

Catherine ENCK Tel. 33 (1) 47 44 37 76	Gas discovery in the UK North Sea

Thomas FELL
Tel. : 33 (1) 47 44 47 57

Sophie LE CONG NEN-ALIOT
Tel. : 33 (1) 47 44 48 00

Patricia MARIE
Tel. 33 (1) 47 44 45 90

Christine MELVILLE
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49

Thomas SAUNDERS
Tel. : 33 (1) 47 44 42 30

Laurence FRANCISCO
Tel. : 33 (1) 47 44 51 04

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

TOTAL FINA ELF S.A.
Capital 7 087 201 730 euros
542 051 180 R.C.S. Nanterre

www.totalfinaelf.com	Paris — June 10, 2002 — TotalFinaElf has made a significant gas and condensate discovery in Block 3/15 of the North Sea, around 440 kilometres north east of Aberdeen. The exploration well 3/15-9A was drilled on the Forvie North prospect, 16 kilometres from the Dunbar platform (Alwyn South) and 33 kilometres from Alwyn North platform.

The discovery was made at a depth of 3,560 metres, in a water depth of 120 metres. On each of the two tests, the well flowed at a rate of 1 million cubic metres of gas per day and 1,400 barrels of condensate per day.

Forvie forms part of the greater Alwyn Area which comprises the Alwyn North, Dunbar, Ellon, Grant and Nuggets fields.

These fields produce a combined total of 180,000 barrels of oil equivalent a day. Oil is exported to the Sullom Voe Oil Terminal while gas is exported to the St Fergus Gas Terminal.

TotalFinaElf is operator of the Alwyn Area and the St Fergus Gas Terminal with a 100% interest.

This new discovery strengthens TotalFinaElf’s activities in the UK sector of North Sea, where the Group has been present for more than 35 years and where it also operates the Elgin and Franklin fields.

****

EXHIBIT 99.3

2, place de la Coupole La Défense 6 92 400 Courbevoie France Fax : 33 (1) 47 44 68 21	FOR IMMEDIATE RELEASE

Catherine ENCK Tel. 33 (1) 47 44 37 76	Qatar : Extension of the development of the Al Khalij field

Thomas FELL
Tel. : 33 (1) 47 44 47 57

Sophie LE CONG NEN-ALIOT
Tel. : 33 (1) 47 44 48 00

Patricia MARIE
Tel. 33 (1) 47 44 45 90

Christine MELVILLE
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49

Laurence FRANCISCO
Tel. : 33 (1) 47 44 51 04

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

TOTAL FINA ELF S.A.
Capital 7 087 201 730 euros
542 051 180 R.C.S. Nanterre	Paris, June 12, 2002 — TotalFinaElf and Qatar Petroleum, the Qatari national oil company, announce the approval of the North development plan of the Al Khalij field located on Block 6, offshore Qatar, in water depths of approximately 60 metres. The Al Khalij field has been in production since March 1997 and currently produces more than 40,000 barrels of oil per day ; its production should be increased to 60,000 barrels per day upon completion of the drilling campaign currently underway.

The development of the northern area will then increase the daily production capacity of the field to 80,000 barrels of oil. The investment, which will target new reservoirs in the field, is in the range of 150 million dollars.

First oil from the new facilities is planned for beginning 2004.

Along with the development of the northern area, TotalFinaElf has been granted the rights to appraise and develop an extension of the field located to the north of Block 6. An appraisal well will be drilled in 2003 in this extension in case of a success.

As recently announced by the Group, TotalFinaElf is now holding 100% on the Alkhalij field after acquisition of the Agip’s interest.

EXHIBIT 99.4

2, place de la Coupole La Défense 6 92 400 Courbevoie France Fax : 33 (1) 47 44 68 21	FOR IMMEDIATE RELEASE

Catherine ENCK Tel. 33 (1) 47 44 37 76	TotalFinaElf joins the BTC Pipeline Project Sponsor Group

Thomas FELL
Tel. : 33 (1) 47 44 47 57

Sophie LE CONG NEN-ALIOT
Tel. : 33 (1) 47 44 48 00

Patricia MARIE
Tel. 33 (1) 47 44 45 90

Christine MELVILLE
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49

Laurence FRANCISCO
Tel. : 33 (1) 47 44 51 04

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

TOTAL FINA ELF S.A.
Capital 7 087 201 730 euros
542 051 180 R.C.S. Nanterre	Paris, June 12, 2002 — TotalFinaElf announces that it has signed an agreement with the Sponsor Group of the BTC Pipeline Project which links Baku in Azerbaijan to Ceyhan in Turkey. This agreement gives it the right to acquire a 5% share in the Pipeline Company at project sanction.

TotalFinaElf is involved in large exploration and production projects in the Caspian Sea area where hydrocarbon transportation is a key business driver for the oil and gas activities. The Group has consistently made clear its support of the development of multiple export routes for the crude oil produced in the Caspian area in order to increase security of export, stimulate competitiveness and provide access to a variety of markets.

The decision to join the Sponsor Group of the BTC is thus part of this strategy and would give TotalFinaElf access, once the project is sanctioned, to export capacity for part of its future production from the Caspian Area, notably Kazakhstan.

The BTC pipeline will be the second major export pipeline following the recent start of the CPC (Caspian Pipeline Consortium) operations in the northern part of the region. TotalFinaElf believes that other major export lines will also be necessary notably toward the Arab-Persian Gulf in order to provide access to the Asian markets.

www.atofina.com	****

EXHIBIT 99.5

2, place de la Coupole La Défense 6 92 400 Courbevoie France Fax : 33 (1) 47 44 68 21	FOR IMMEDIATE RELEASE

Catherine ENCK Tél. 33 (6) 89 84 34 22	Atofina enters into a new development phase in its petrochemicals operations in Qatar

Sophie LE CONG NEN-ALIOT
Tél. : 33 (6) 73 18 92 52

Patricia MARIE
Tél. 33 (6) 61 85 99 32

TOTAL FINA ELF S.A.
Capital 7 087 201 730 euros
542 051 180 R.C.S. Nanterre

www.totalfinaelf.com

ATOFINA
4 /8, cours Michelet
92800 — Puteaux — France

Gilles GALINIER
Tél. : 33 (1) 49 00 70 07

Marie-Pierre GALHAUT
Tél. : 33 (1) 49 00 70 20

www.atofina.com
Paris, June 13, 2002 - Atofina, the Chemicals branch of the TotalFinaElf Group, recently took a major step in the development of its petrochemicals activities in Qatar through two large-scale projects: the installation of an ethane cracker in Ras Laffan and of a polyethylene (LLDPE) plant in Mesaieed.

In order to carry through these projects, Atofina signed an agreement on Thursday 13th June with Qapco (Qatar Petrochemical Company) for the creation of Qatofin, a joint venture in which Atofina and Qapco will have a 36% and 63% share respectively, with the national Qatar company Qatar Petroleum (QP) owning the remaining 1%. Atofina already has a 10% interest in Qapco.

Meanwhile, Qatofin signed an agreement with Q-Chem 2, a joint venture between Qatar Petroleum and Chevron Phillips Chemical, for the installation of an ethane cracker in Ras Laffan, in the North-East of the country. This 1.3 million tpa cracker, in which Qatofin will have a 45.7% shareholding, is due to become operational in 2007.

Downstream, Qatofin is planning the construction of a new 450,000 tpa polyethylene (LLDPE) plant in Mesaieed, in the South-East of Qatar, which will operate the Univation gas phase process. Feedstock for the plant will be provided by ethylene from Qatofin’s production quota from the Ras Laffan cracker.

« These projects illustrate Atofina’s wish to be a world petrochemical player, gain access to competitive raw materials, and secure a favourable position in order to access the polyolefin markets of South-East Asia. They also consolidate the industrial synergies connecting the Upstream and Chemicals branches of the TotalFinaElf Group », declared Jean-Bernard Lartigue, Atofina Vice-President. The Ras Laffan ethane cracker will indeed work with the gas produced in Qatar by TotalFinaElf in the context of the Dolphin project.

***

EXHIBIT 99.6

FOR IMMEDIATE RELEASE

2, place de la Coupole La Défense 6 92 400 Courbevoie France Fax : 33 (1) 47 44 68 21 Sophie LE CONG NEN-ALIOT Tel. : 33 (1) 47 44 48 00 Fax : 33 (1) 47 44 68 21	TotalFinaElf pursues its strategy to modernise its Normandy Refinery € 120 M to be invested during September 2002 Main Shutdown

Sophie.le-cong-nen-aliot@
totalfinaelf.com

TOTAL FINA ELF S.A.
Capital 7 087 201 730 euros
542 051 180 R.C.S. Nanterre

www.totalfinaelf.com

Raffinerie de Normandie

Véronique BARBAUD
Tel.: 33 (2) 35 55 43 82
Fax : 33 (2) 35 55 42 46

veronique.barbaud@totalfinaelf.com	Paris, July 2, 2002 — TotalFinaElf has launched a ¬ 120 M major works programme at the Normandy Refinery, the Group’s largest refinery in France. The programme will prepare this industrial site for the next stages in its modernisation.

As part of this works programme scheduled for the forthcoming Main Shutdown in September 2002, some € 80 M will be allocated to modernisation investment and a further € 40 M to maintenance work.

The modernisation investment is intended primarily to improve the quality of the production tool, and will fulfil the following objectives:

     —   Adapting the refining plants to the latest European specifications for low-sulphur fuels.

     —   Increasing further the safety of the plants’ operation

     —   Minimising the plants’ impact on the environment

Adapting the refining facilities to the 2005 and 2008 latest standards, at a cost of € 50 M, will involve a distillation plant and a desulphiding plant, both already in operation, as well as the catalytic cracker and its new gasoline processing and fractionating plant.

In parallel, major safety investment will be carried out. The Refinery, which has just automated its bitumen production and loading system, will be replacing the control system of a distillation plant and transfer it to a blast-proof control centre protected from toxic risk. A new centralised control system will also be installed to fulfil the site’s energy requirements. Finally, in order to integrate cogeneration currently under construction in partnership with EDF and ChevronTexaco, within the refinery’s existing plants, a new joint network for water, steam, fuel and electricity requirements will be put in place.

As regards environmental protection, a flare stack will be fitted with a new, more efficient combustion device, whilst a silencer will be installed on the catalytic cracker.

../..

During the Main Shutdown, the Refinery will maintain part of its refining plants in operation as well as the lubricant activity, one of the largest in Europe with a 520,000 tpa capacity.

With this investment programme, the Normandy Refinery confirms both its desire to modernise its production tool into efficient and up-to-date facilities, and its commitment to the prevention of industrial risks and the protection of the environment.

Finally, TotalFinaElf is consolidating its position as a major local player, and demonstrating its industrial dynamism and its contribution to the development of the Normandy region
2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21

Sophie LE CONG NEN-ALIOT
Tel. : 33 (1) 47 44 48 00
Fax : 33 (1) 47 44 68 21

Sophie.le-cong-nen-aliot@
totalfinaelf.com

TOTAL FINA ELF S.A.
Capital 7 087 201 730 euros
542 051 180 R.C.S. Nanterre

www.totalfinaelf.com
With a 1,100-strong workforce, the Normandy Refinery is the Group’s largest refinery among its 12 refineries in Europe. Every year, it processes 16 million tonnes of crude oil, i.e. 1/6th of the French petroleum product market. It produces almost 200 different products, including ultra high octane unleaded petrol, aviation fuel, low sulphur diesel oil and heating oil, heavy fuels, liquid petroleum gas, and bitumen. Also involved in the biofuel sector, the Refinery produces 59,000 tonnes of ETBE, a green fuel processed from agricultural ethanol and from iso butylene produced during refining. It also holds a major place in the international market of Northern Europe and Atlantic countries.

TotalFinaElf is a major player in the region’s economy through its research centres, petrochemicals and chemicals production sites, fuel distribution activities, and service stations network, in addition to its refining operations.
****
Raffinerie de Normandie Véronique BARBAUD Tel.: 33 (2) 35 55 43 82 Fax : 33 (2) 35 55 42 46 veronique.barbaud@totalfinaelf.com

EXHIBIT 99.7

2, place de la Coupole La Défense 6 92 400 Courbevoie France Fax : 33 (1) 47 44 68 21	FOR IMMEDIATE RELEASE

Catherine ENCK Tel. 33 (1) 47 44 37 76 Thomas FELL Tel. : 33 (1) 47 44 47 57	TotalFinaElf obtains new exploration permit in Algeria

Sophie LE CONG NEN-ALIOT
Tel. : 33 (1) 47 44 48 00

Patricia MARIE
Tel. 33 (1) 47 44 45 90

Christine MELVILLE
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49

Laurence FRANCISCO
Tel. : 33 (1) 47 44 51 04

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

TOTAL FINA ELF S.A.
Capital 7 087 201 730 euros
542 051 180 R.C.S. Nanterre

www.totalfinaelf.com	Paris, July 3, 2002 - TotalFinaElf announces it has obtained a new exploration permit following a bid-round in Algeria. Located in the Timimoun Basin, in the southwest of the country, the Timimoun permit (blocks 325a-329) covers an area of 13,250 square kilometres.

TotalFinaElf will operate the permit holding an 85% interest, in partnership with Cepsa (15%). The work commitment to be undertaken by the partners includes 2D and 3D seismic plus the drilling of three wells.

In Algeria, TotalFinaElf already operates the Tin Fouyé Tabankort (TFT) natural gas field in partnership with Sonatrach, the Algerian oil and gas company. The Group is also a partner with Sonatrach in the development of the Hamra field. Both fields are located in the southeast of the country.

In addition, the Group was awarded a participation in the Rhourde Es Sid permit (blocks 432, 444 South, 403 North) in the Berkine Basin at the end of last year.

This latest permit award confirms the interest of TotalFinaElf in the Algerian upstream oil and gas sector and reflects the Group’s strategy of strengthening its position in North Africa.

EXHIBIT 99.8

2, place de la Coupole La Défense 6 92 400 Courbevoie France Fax : 33 (1) 47 44 68 21	FOR IMMEDIATE RELEASE

Catherine ENCK Tel. 33 (1) 47 44 37 76	Norway: TotalFinaElf receives development approval for the Skirne and Byggve fields

Thomas FELL
Tel. : 33 (1) 47 44 47 57

Sophie LE CONG NEN-ALIOT
Tel. : 33 (1) 47 44 48 00

Patricia MARIE
Tel. 33 (1) 47 44 45 90

Christine MELVILLE
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49

Laurence FRANCISCO
Tel. : 33 (1) 47 44 51 04

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

TOTAL FINA ELF S.A.
Capital 7 087 201 730 euros
542 051 180 R.C.S. Nanterre

www.totalfinaelf.com	Paris, July 5, 2002 — TotalFinaElf received development approval from the Norwegian Ministry of Petroleum and Energy for the Skirne and Byggve gas and condensate fields located in Production License 102 (PL102) in the south central portion of Block 25/5, in Norwegian North Sea. TotalFinaElf is the operator of PL 102 holding a 40% interest in partnership with Petoro, Marathon and Norsk Hydro.

The approved Plan for Development and Operation (PDO) provides for the subsea development of the Skirne and Byggve fields via two single-well tiebacks (one on each field) in 120 metres of water. The produced gas and condensate will be transported to existing treatment facilities at the Heimdal Gas Centre, around 20 kilometres west of the fields.

Processed gas will be exported to either Norway (via the Norwegian system) or the UK (via the Vesterled system). Condensate will be exported to Scotland.

Production from the two fields is planned to start at the end 2003 and reach around 34,000 barrels of oil equivalent per day in 2004.

Present in Norway for more than thirty years, TotalFinaElf is a leading oil and gas producer, with a production of around 350,000 barrels of oil equivalent per day in 2001.

****

EXHIBIT 99.9

DIRECTION FINANCIERE DF/FT/Dpt. Financement et Bourse VB n° 400/A	The New York Stock Exchange, Inc. Dennis Dunn Esq. 20 Broad Street New York, NY 1005 USA

Transmitted by facsimile to : 212 656 5893 Number of pages : 1

Paris, 8th July 2002

Re : Notice of Repurchase of Ordinary Shares of TotalFinaElf

Dear Sirs,

Please be advised that in connection with TotalFinaElf’s share repurchase program, TOTAL FINA ELF S.A. reacquired 2,390,800 of its ordinary shares, nominal value 10 euros per share, during the three month period ending June 30th, 2002, through trades executed on the Paris Bourse. Before these operations, TOTAL FINA ELF S.A. held 23,053,880 shares in treasury. In addition, at June 30th, 2002, 25,082,217 shares were held by various subsidiaries. As a result, TotalFinaElf held an aggregate of 50,526,897 of its ordinary shares at a such date.

Very truly yours,

C. PARIS de BOLLARDIERE Treasurer